Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

1.           Name and Address of Company

Keegan Resources Inc. (“Keegan” or the “Company”)
Suite 700, 1199 West Hastings Street
Vancouver, British Columbia
Canada V6E 3T5

2.           Date of Material Changes

December 5, 2012.

3.           News Release

A news release describing the material change was issued both by the Company and PMI Gold Corporation (“PMI”) on December 5, 2012 through Marketwire and also filed on SEDAR.

4.           Summary of Material Change

On December 5, 2012, PMI and Keegan announced that they had entered into a definitive arrangement agreement to combine their respective businesses (the “Merger”). The combined company will continue under the name Asanko Gold Inc. (“Asanko”).

Under the terms of the Merger (which will be effected by means of a statutory plan of arrangement of PMI), each PMI shareholder will receive 0.21 Asanko shares for each PMI share (the “Exchange Ratio”). As Keegan is the surviving corporate entity, existing Keegan security holders will not need to exchange their securities in the Merger. Existing Keegan and PMI shareholders will each own approximately 50% of the combined company, inclusive of currently in-the-money dilutive securities.

5.           Full Description of Material Change

On December 5, 2012, PMI and Keegan announced that they had entered into a definitive arrangement agreement to combine their respective businesses. The combined company will continue under the name Asanko Gold Inc.

Under the terms of the Merger (which will be effected by means of a statutory plan of arrangement of PMI), each PMI shareholder will receive 0.21 Asanko shares for each PMI share. As Keegan is the surviving corporate entity, existing Keegan security holders will not need to exchange their securities in the Merger. Existing Keegan and PMI shareholders will each own approximately 50% of the combined company, inclusive of currently in-the-money dilutive securities.

The proposed Merger will be effected by way of court-approved plan of arrangement of PMI (the “Arrangement”) under the Business Corporations Act of British Columbia. Full details of the Merger will be included in joint management information circulars for both PMI and Keegan which will be mailed to their respective shareholders in late January 2013. The Merger will be subject to approval of 50% plus one of the votes cast by Keegan shareholders and by 2/3 of the votes cast by PMI shareholders at their respective special meetings of shareholders which will both be held on the same day targeted for late February, 2013. In addition to the shareholder approvals and a court approval, the Merger is subject to applicable regulatory approvals and the satisfaction of other customary closing conditions, including Asanko obtaining an ASX listing for its shares. A copy of the arrangement agreement was separately filed on SEDAR on December 5, 2012 and a summary will be included in the joint information circular.

PMI options and warrants will be cancelled and replaced by equivalent length options and warrants of Asanko which will be adjusted as to number and exercise based on the Exchange Ratio. Pro-forma ownership of Asanko is approximately 50% PMI and 50% Keegan including currently in-the-money dilutive securities.

Asanko will maintain its TSX and NYSE MKT listings, and will forthwith apply to list on the ASX subject to completion of the Merger. In the United States the issuance of securities of Asanko under the Merger will be conducted in reliance on the exemption from registration found under section 3(a)(10) of the Securities Act of 1933.

The arrangement agreement includes mutual deal protection provisions, including no solicitation obligations, right to match, a mutual $13 million break fee and customary fiduciary-out provisions in the event of a superior proposal being received by either company.

Both companies’ Boards of Directors have determined that the proposed business combination is in the best interests of their respective shareholders based on a number of factors, including verbal fairness opinions received from each of their respective financial advisors.  These opinions are subject to certain assumptions and limitations and opine on the fairness, from a financial point of view, of the consideration to be received by their respective shareholders pursuant to the Merger. These factors will be further discussed in the joint information circular. Each company’s Board of Directors has unanimously approved the terms of the proposed Merger and will recommend that their respective shareholders vote in favour of the Merger at their respective shareholder meetings. In addition, directors and officers of both companies have entered into voting lock-up agreements to vote in favour of the Merger.

6.           Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

Not applicable.

8.           Executive Officer

Peter Breese
President and Chief Executive Officer, Keegan Resources Inc.
Tel: 604-683-8193

9.           Date of Report

December 6, 2012.